Anchin
ACCOUNTANTS & ADVISORS

RAWNATURE5 CORP. AND SUBSIDIARY D/B/A KOIA

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

RAWNATURE5 CORP. AND SUBSIDIARY D/B/A KOIA

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

Anchin
ACCOUNTANTS & ADVISORS

Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway, New York, NY 10018
212-840-3456
www.anchin.com

INDEPENDENT AUDITORS' REPORT

To RawNature5 Corp. and Subsidiary d/b/a Koia:

Opinion

We have audited the accompanying consolidated financial statements of RawNature5 Corp. and Koia Anaheim Facility, LLC (a wholly owned subsidiary) d/b/a Koia (the "Company") which comprise the consolidated balance sheet as of December 31, 2022, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RawNature5 Corp. and Subsidiary d/b/a Koia as of December 31, 2022, and the results of its operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of RawNature5 Corp. and Subsidiary d/b/a Koia and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that is free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about RawNature5 Corp. and Subsidiary d/b/a Koia's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors' Responsibility for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audits in order to design audit procedures that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of RawNature5 Corp. and Subsidiary d/b/a Koia's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about RawNature5 Corp. and Subsidiary d/b/a Koia's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits, significant audit findings, and certain internal control related matters that we have identified during the audit.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 16 to the consolidated financial statements, the Company has suffered recurring losses from operations, and has stated that without raising additional capital there is substantial doubt that exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions, and management's plans regarding these matters, are also described in Note 16. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Anchin, Block & Anchin LLP

New York, New York
August 2, 2023

RAWNATURE5 CORP. AND SUBSIDIARY D/B/A KOIA

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2022

ASSETS

Current Assets:		
Cash	$	2,211,883
Accounts receivable, net		3,508,820
Inventories		7,403,330
Prepaid expenses and other current assets		616,683
Total Current Assets		13,740,716
Property and Equipment, Net		4,642,756
Intangible Assets, Net		8,299,520
Operating Right-of-Use Asset, Net		1,190,503
Other Assets		1,600,882
Total Assets	$	29,474,377

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts payable	$	3,486,249
Accrued expenses		3,408,193
Line of credit		1,749,093
Operating lease liability, current portion		440,934
Total Current Liabilities		9,084,469
Asset Retirement Obligation		1,338,066
Operating Lease Liability, Net of Current Portion		756,374
Total Liabilities		11,178,909
Stockholders' Equity:		
Preferred stock, $0.0001 par value		8,092
Common stock, $0.0001 par value		232
Additional paid-in capital		71,747,712
Accumulated deficit		(53,460,568)
Total Stockholders' Equity		18,295,468
Total Liabilities and Stockholders' Equity	$	29,474,377

See the accompanying Notes to the Consolidated Financial Statements.

RAWNATURE5 CORP. AND SUBSIDIARY D/B/A KOIA

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2022

Net Sales	**$ 36,003,275**
Cost of Goods Sold	**27,924,577**
Gross Profit	**8,078,698**
Operating Expenses:	
Warehouse and logistics expenses	**9,117,732**
Selling expenses	**2,438,850**
Marketing expenses	**5,906,948**
General and administrative expenses	**6,585,543**
Total Operating Expenses	**24,049,073**
Loss from Operations	**(15,970,375)**
Interest Expense	**2,645,717**
Net Loss	**$ (18,616,092)**

See the accompanying Notes to the Consolidated Financial Statements.

RAWNATURE5 CORP. AND SUBSIDIARY D/B/A KOIA
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Common Stock		Series A1 Preferred Stock		Series A2 Preferred Stock		Series A3 Preferred Stock		Series A4 Preferred Stock		Series C1 Preferred Stock		Series C2 Preferred Stock		Series C3 Preferred Stock		Series C4 Preferred Stock		Series B1 Preferred Stock		Series B2 Preferred Stock		Additional	Accumulated	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Total
Balance, December 31, 2021	5,686,340	$ 212	7,202,135	$ 720	5,500,000	$ 550	3,259,793	$ 326	6,000,245	$ 600	3,273,023	$ 327	3,334,994	$ 333	4,040,541	$ 404	7,409,639	$ 741	-	$ -	-	$ -	$ 25,632,451	$ (34,844,476)	$ (9,207,812)
Issuance of preferred stock, net of issuance costs of $2,307,020	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	28,788,031	2,879	32,690,101	-	32,692,980
Conversion of notes payable	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	9,858,112	986	2,259,099	226	12,333,684	-	12,334,896
Warrants issued to convertible noteholders	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,010,034	-	1,010,034
Exercise of stock options	195,441	20	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	23,433	-	23,453
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	58,009	-	58,009
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(18,616,092)	(18,616,092)
Balance, December 31, 2022	**5,881,781**	**$ 232**	**7,202,135**	**$ 720**	**5,500,000**	**$ 550**	**3,259,793**	**$ 326**	**6,000,245**	**$ 600**	**3,273,023**	**$ 327**	**3,334,994**	**$ 333**	**4,040,541**	**$ 404**	**7,409,639**	**$ 741**	**9,858,112**	**$ 986**	**31,047,130**	**$ 3,105**	**$ 71,747,712**	**$ (53,460,568)**	**$ 18,295,468**

See the accompanying Notes to the Consolidated Financial Statements.

RAWNATURE5 CORP. AND SUBSIDIARY D/B/A KOIA

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2022

Cash Flows from Operating Activities:	
Net loss	$ (18,616,092)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization of property and equipment	401,867
Amortization of intangible assets	1,489,422
Accretion of asset retirement obligation	66,104
Noncash lease expense	6,805
Accrued interest on convertible notes	1,340,427
Accretion of common stock warrants	1,010,034
Stock-based compensation expense	58,009
Decrease (Increase) in:	
Accounts receivable	(1,639,740)
Inventory	(1,426,352)
Other assets	(1,600,882)
Prepaid expenses and other current assets	242,556
Decrease in:	
Accounts payable	(1,580,363)
Accrued expenses	(102,640)
Net Cash Used in Operating Activities	(20,350,845)
Cash Flows from Investing Activities:	
Acquisition of manufacturing plant (Note 2)	(13,463,760)
Purchases of property and equipment	(19,508)
Net Cash Used in Investing Activities	(13,483,268)
Cash Flows from Financing Activities:	
Proceeds from line of credit	35,716,600
Repayments of line of credit	(36,654,209)
Proceeds from borrowings, convertible notes payable	5,955,000
Repayment of borrowings, convertible notes payable	(8,891,781)
Proceeds from issuance of Series B2 preferred stock	35,000,000
Equity issuance costs	(407,020)
Proceeds received from exercise of stock options	23,453
Net Cash Provided by Financing Activities	30,742,043
Net Decrease in Cash	(3,092,070)
Cash:	
Beginning of year	5,303,953
End of year	$ 2,211,883
Supplemental Disclosure of Cash Flow Information:	
Cash paid during the year for:	
Interest	$ 295,256
Taxes	$ 4,337
Supplemental Disclosure of Non-Cash Operating Activities:	
Initial recognition of operating right-of-use asset and corresponding lease liability	$ 1,374,630
Supplemental Disclosure of Non-Cash Financing Activities:	
Conversion of notes payable and accrued interest into preferred stock	$ 12,334,896
Accrued equity issuance costs	$ 1,900,000

See the accompanying Notes to the Consolidated Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of RawNature5 Corp. and its wholly owned subsidiary Koia Anaheim Facility, LLC (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Description of Business

RawNature5 Corp. was formed as a C Corporation on October 22, 2014. The Company develops, markets, and distributes plant-based protein drinks. The product serves several growing markets, including low sugar consumers, those avoiding dairy, consumers following ketogenic diets and vegans. The Company is based in California and operates under the Koia brand name. Koia products are sold principally in the United States and can be found in various distribution channels including mass retailers, conventional retailers, convenience retailers, natural food markets and e-commerce websites. The Company manufactures and maintains its product inventories at third-party manufacturing and warehousing facilities located mainly in California.

Koia Anaheim Facility, LLC was formed on December 13, 2021, for the purpose of acquiring the assets of a production facility located in Anaheim, California that manufactured Koia products (see Note 2). In late 2022, the Company began manufacturing the majority of its products in their Anaheim facility.

Going Concern

The Company adheres to the provisions of FASB ASC 205, Subtopic 40, *Presentation of Financial Statements - Going Concern, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*. ASC 205 extends the responsibility for performing the going concern evaluation to management based on relevant conditions and events that are known and reasonably knowable at the time the financial statements are available to be issued. ASC 205 also extends the period for which management must consider whether there is substantial doubt about the entity's ability to continue as a going concern to one year after the date that the consolidated financial statements are available to be issued.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Newly Adopted Accounting Pronouncement

On January 1, 2022, the Company adopted ASU 2016-02 "Leases" and related subsequent updates issued by the Financial Accounting Standards Board ("FASB") to replace existing lease accounting guidance. This pronouncement is intended to provide enhanced transparency and comparability by requiring lessees to record right-of-use assets and corresponding lease liabilities on the balance sheet for most leases. Expenses associated with leases continue to be recognized in a manner similar to previous accounting guidance. The Company adopted this pronouncement retrospectively as of January 1, 2022, the beginning period of adoption, however there were no leases on the date of adoption. In July 2022, the Company acquired a lease in connection with their business acquisition (see Note 2) which resulted in the recognition of an operating lease right-of-use asset and an associated operating lease liability on the consolidated balance sheet of $1,374,630, respectively. Additional required disclosures have been included within Note 12 - Leases of the notes to the consolidated financial statements. Such adoption did not have an impact on the Company's liquidity, results of operations or compliance with the various covenants contained within the credit agreement as described in further detail within Note 7 - Line of Credit of the notes to the consolidated financial statements.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates and assumptions involved in preparing the consolidated financial statements include the estimated fair value of the assets acquired in the Company's acquisition of their manufacturing plant (see Note 2), estimated useful lives assigned to property and equipment, and estimates of variable consideration associated with revenue recognition such as trade promotions and allowances. Actual results could differ from those estimates.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. Fair values are based on assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and the risks inherent in valuation techniques and the inputs to valuations.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)

As the fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3), the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In these cases, the lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy.

The Company applies fair value measurements to assets acquired and liabilities assumed under business acquisition based on the following fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active "i.e., corporate debt", or for which all significant input are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of assets acquired under business acquisition (Note 2) have been determined using Level 3 inputs.

Risks and Uncertainties

Various risks and uncertainties exist that could adversely affect the Company's business, financial condition, and results of operations. The Company is still subject to the COVID-19 related risks with the possible spread of new variants which could cause shutdowns or slowdowns of third party copackers, disruptions to the supply chain, and continued increases in commodity, freight and other costs. The current global economic conditions could cause price increases to the Company's commodities due to supply chain disruptions, product scarcity and other conditions. The Company is subject to safety and quality regulations with respect to its products, including but not limited to product contamination, which could materially and adversely affect the Company's product sales, financial condition, results of operations, and cash flows. In addition, inflation and shifts in consumer spending may lead to a reduction in demand of the Company's product and rising interest rates could negatively impact the Company's ability to refinance debt or raise additional capital.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Risks and Uncertainties (Continued)

In March 2023, Silicon Valley Bank and Signature Bank were shut down by Regulators and the Federal Deposit Insurance Corporation ("FDIC") was appointed as receiver for those banks. Since that time, there have been reports of instability at other U.S. banks. Despite the steps taken by U.S. agencies to protect depositors, the effects of the bank failures and pressure on other banks are unknown and could include additional failures. Such potential failures could impact a Company's access to credit and liquidity, credit risk from customers, or a Company's ability to procure goods and services, which could lead to significant disruptions to the Company's operations and financial position. The extent of such impacts is uncertain, and there may be additional risks that have not yet been identified.

Accounts Receivable and Allowance for Doubtful Accounts

The Company's accounts receivable are recorded at amounts invoiced to customers, and are presented net of allowances for variable consideration, such as consumer incentives, trade promotions and allowances, early pay discounts, slotting fees, free fills, coupons, temporary price reductions, damages and spoils.

The allowance for doubtful accounts is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible.

Net accounts receivable as of December 31, 2022 was as follows:

Accounts receivable, gross	$ 4,515,171
Less: accrual for tradespend and discounts	(748,237)
Less: allowance for doubtful accounts	(258,114)
Accounts Receivable, Net	$ 3,508,820

Inventories

Inventories, which consist of raw materials, packaging materials, work in process and finished goods, are valued at the lower of cost, using first-in, first-out-method, or net realizable value. Cost is determined on a standard cost basis that approximates the first-in, first-out method.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are stated at cost, except for property and equipment acquired from the asset acquisition (Note 2) which are stated at fair value. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Expenditures for repairs and maintenance are expensed as incurred.

Intangible Assets

Intangible assets that have finite useful lives are amortized over the estimated useful life of the assets. Intangible assets consist of reacquired contract and a favorable lease. The intangible assets are amortized on a straight-line basis over a period of three years.

Impairment of Long-Lived Assets

The Company reviews the carrying values of its long-lived assets, including property and equipment, intangible assets, and right-of-use assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Recoverability of long-lived assets is assessed by a comparison of the carrying amount of the asset to the estimated future net cash flows expected to be generated by the asset. If estimated future net cash flows are less than the carrying amount of the asset, an impairment loss is recognized if the carrying amount of the asset exceeds its fair value. There was no impairment at December 31, 2022.

Leases

At the inception of a contract, a determination is made whether the arrangement is or contains a lease. Leases are classified as either operating or finance, based on the evaluation of certain criteria. With the exception of short-term leases (leases with an initial term of 12 months or less), the Company records right-of-use assets and corresponding lease liabilities on the balance sheet for all leases with contractual fixed payments. Variable lease payments are not included in the measurement of right-of-use assets and lease liabilities, as such amounts are recognized as incurred. Lease liabilities are measured at the present value of remaining lease payments, while right-of-use assets are initially set equal to the lease liability, as adjusted for any payments made prior to lease commencement, lease incentives, and any initial direct costs incurred.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases (Continued)

For operating leases, rent expense is recognized on a straight-line basis over the term of the lease, and right-of-use assets are subsequently re-measured to reflect the effect of uneven lease payments. For finance leases, right-of-use assets are amortized on a straight-line basis over the lease term.

Expenses for finance leases include the amortization of right-of-use assets, which is recorded as depreciation and amortization expense, and interest expense, which reflects interest accreted on the lease liability. There were no finance leases during the year.

Right-of-use assets are amortized over their estimated useful lives and are measured for impairment only when events or circumstances indicate the carrying value may be impaired. In these cases, the Company estimates the future undiscounted cash flows to be derived from the asset or asset group to determine whether a potential impairment exists. If the sum of the estimated undiscounted cash flows is less than the carrying value of the asset, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the estimated fair value of the asset.

Revenue Recognition

The Company recognizes revenue mainly to retailers and wholesale distributors located in the United States. Revenues primarily result from purchase orders with customers and are generally short term in nature with the shipment or delivery of product as the single performance obligation. Revenue is recognized for the sale of the product at the point in time when the performance obligation has been satisfied and control of the product has transferred to the customer, which generally occurs upon shipment or delivery to a customer, and adjusted for variable consideration. The products are sold on credit terms. The Company's credit terms typically require payment within 30 days of shipment or delivery and may allow discounts for early payment with certain exceptions.

The Company has elected to treat shipping and handling costs as fulfillment activities rather than an additional promised service. The Company classifies shipping and handling costs in warehouse and logistics expenses on the accompanying statement of operations. Shipping and handling costs were approximately $6,271,000 for the year ended December 31, 2022.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Revenue is measured by the transaction price, which is defined as the amount of consideration the Company expects to receive in exchange for providing goods to customers. The transaction price is adjusted for estimates of known or expected variable consideration, which includes consumer incentives, trade promotions and allowances, early pay discounts, slotting fees, free fills, coupons, damages and spoils. Variable consideration related to these programs is recorded as a reduction to revenue based on amounts the Company expects to pay. Estimates of variable consideration are based on current performance, historical utilization, and projected redemption rates of each program. Estimates are reviewed regularly until the incentives are realized and the impact of any adjustments are recognized in the period the adjustments are identified. In many cases, key sales terms such as pricing and quantities ordered are established on a regular basis such that most customer arrangements and related incentives have a duration of less than one year.

Amounts billed and due from customers are short term in nature and are classified as receivables since payments are unconditional and only the passage of time is required before payments are due.

Gross and net sales for the year ended December 31, 2022 are summarized as follows:

Gross invoiced sales	$ 45,111,615
Less: promotional allowances	(6,618,586)
Less: slotting fees and free-fills	(829,697)
Less: off-invoice discounts	(790,191)
Less: terms discounts	(451,412)
Less: damages and spoils	(309,314)
Less: other tradespend and discounts	(109,140)
Net Sales	$ 36,003,275

Income Taxes

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and to net operating loss carry forwards. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-Based Compensation

GAAP requires the measurement and recognition of compensation expense for all stock-based payment awards using a fair value-based option pricing model. The Company estimates the fair value of stock options and warrants using the Black-Scholes option pricing model.

Advertising

The Company expenses advertising costs as incurred. Advertising costs amounted to approximately $4,063,000 for the year.

Research and Development Costs

The Company expenses research and development costs as incurred. Research and development costs amounted to approximately $96,000 for the year.

NOTE 2 - ASSET ACQUISITION

On July 15, 2022 (the "acquisition date"), Koia Anaheim Facility, LLC acquired certain assets of Beverage Visions, LLC (the "seller"). The acquisition was accounted for as an asset acquisition.

The seller is engaged in the business of contract beverage manufacturing and was co-manufacturing the Company's products prior to the acquisition date. The Company acquired the assets for the purpose of controlling the manufacturing process of its products in an effort to reduce future cost savings and improve gross margins.

The acquisition date fair value of the consideration transferred totaled $13,463,760 which represents cash paid to the seller and includes transaction costs related to the asset acquisition amounting to $669,500.

NOTE 2 - ASSET ACQUISITION (CONTINUED)

The following table summarizes the estimated fair values of the assets acquired inclusive of transaction costs at the effective date of the acquisition:

Fair value of total consideration transferred including transaction costs:	$ 13,463,760
Recognized amounts of assets acquired:	
Acquired manufacturing process	8,587,576
Property and equipment	3,644,819
Favorable lease	1,161,365
Maintenance inventory	70,000
Total Assets Acquired	$ 13,463,760

NOTE 3 - INVENTORIES

Inventories consist of the following at December 31, 2022:

Raw materials	$ 3,831,898
Packaging	672,709
Finished goods	2,898,723
	$ 7,403,330

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2022:

Machinery and equipment	$ 3,289,007
Leasehold improvements	1,717,281
Computer and office equipment	176,209
	5,182,497
Less: Accumulated depreciation	(539,741)
	$ 4,642,756

Depreciation of property and equipment amounted to $401,867 for the year ended December 31, 2022.

NOTE 5 - INTANGIBLE ASSETS

Intangible assets at December 31, 2022 consists of the following:

	Gross Carrying Amount	Accumulated Amortization
Reacquired manufacturing contract	$ 8,587,576	$ 1,311,991
Favorable lease	1,161,366	177,431
Trademark	40,000	-
	$ 9,788,942	$ 1,489,422

Amortization expense amounted to $1,489,422 during the year. Amortization expense for the next three years is as follows:

Years Ending December 31,	
2023	$ 3,249,647
2024	3,249,647
2025	1,760,226
	$ 8,259,520

NOTE 6 - LINE OF CREDIT

The Company has a revolving line of credit facility with Continental Republic Capital, LLC d/b/a Republic Business Credit, a financial institution, for borrowings not to exceed the lesser of $4,000,000 or a borrowing base. The Company has an accounts receivable borrowing base equal to the lesser of $4,000,000 less advances received from the inventory borrowing base or 85% of eligible net accounts receivable ("AR advances"). The Company also has an inventory borrowing base equal to the lesser of $4,000,000 less advances received from the accounts receivable borrowing base, or the sum of up to 25% of eligible raw materials inventory plus up to 50% of the value of eligible finished goods inventory, minus reserves and minus $500,000 ("inventory advances"). AR advances bear interest at the prime rate plus 2% per annum (9.5% at December 31, 2022) and inventory advances bear interest at the prime rate plus 4% per annum (11.5% at December 31, 2022). The line of credit matures on January 3, 2024 and will renew for succeeding one-year periods thereafter unless written notice of termination is provided by either party at least 60 days prior to the then-effective termination date. The line of credit is collateralized by substantially all assets of the Company. The total outstanding balance on the line of credit amounted to $1,749,093 as of December 31, 2022. The agreement includes a material adverse effect clause which requires the business, financial condition or results of operations of the Company taken as a whole to be in good standing at the lender's discretion. As of the date of these consolidated financial statements, management is not aware of any material adverse effects under the credit agreement.

NOTE 6 - LINE OF CREDIT (CONTINUED)

The agreement includes a lockbox arrangement whereby the Company's accounts receivable payments are remitted to the bank on a daily basis and is used to reduce the outstanding balance of the line of credit on a daily basis. The agreement includes various restrictions on indebtedness, liens, distributions, compensation paid to officers and directors, as well as various financial covenants including maintenance of a tangible net worth greater than $750,000, of which the Company was in compliance for the year ended December 31, 2022. Interest expense for the year related to the line of credit amounted to approximately $296,000.

NOTE 7 - NOTES PAYABLE

On December 13, 2021, the Company issued promissory notes to two existing investors in exchange for a total of $4,750,000. The notes bore interest at a rate of 12% per annum and mature on the earlier of April 13, 2022 or conversion or repayment of the "March 2021" convertible notes (see Note 9), with the option to extend the maturity date for an additional 165 days at the option of the Company.

On April 13, 2022, the maturity date was extended for an additional 165 days, and as additional consideration for extending the maturity date, the Company granted the noteholders with common stock warrants that provide for the issuance of up to 4,883,815 shares of common stock at an exercise price of $0.9726 per share.

The common stock warrants have a contractual term of ten years and are immediately exercisable. The grant date fair value of the common stock warrants amounted to $1,010,034 which was recorded as a reduction of the debt and fully accreted during the year into interest expense. The interest rate increased from 12% to 20% per annum effective April 13, 2022. Total interest, inclusive of the accretion of the common stock warrants, amounted to approximately $1,463,000 during the year.

On August 3, 2022, one investor was repaid their principal and accrued interest balance of $2,478,082 and the other investor converted their principal and accrued interest balance of $2,746,613 into 2,259,099 shares of Series B preferred stock.

NOTE 8 - CONVERTIBLE NOTES PAYABLE

March 2021 Convertible Notes

In March 2021, the Company issued convertible notes to two existing investors in exchange for $5,000,000. The convertible notes bore interest at a rate of 20% per annum. Total interest amounted to approximately $621,000 during the year. On August 3, 2022, the total principal plus accrued interest on these convertible notes amounted to $6,413,699 which were repaid in full.

NOTE 8 - CONVERTIBLE NOTES PAYABLE (CONTINUED)

September 2021 Convertible Notes

Between September 2021 and December 2021, the Company issued convertible notes to several existing investors in exchange for $3,310,000 and from January 2022 to July 2022, the Company issued an additional $5,955,907 of convertible notes. The convertible notes bore interest at a rate of 8% per annum. Total interest expense amounted to approximately $272,000 during the year. The notes, including accrued interest, are required to convert upon a qualified financing, defined as an equity issuance to investors of at least $10,000,000 in gross proceeds to the Company, into the same series of stock issued in the financing at a price equal to the lesser of 80% of the per share price paid by the investors in the qualified financing, or the per-share price on a fully diluted basis at an assumed $115,000,000 pre-money equity value of the Company (the "Valuation Cap") as of the date of the qualified financing. The Company raised $35,000,000 on July 29, 2022 (see Note 10), and as a result, the outstanding principal balance of the notes plus accrued interest amounting to a total of $9,588,283 were converted into 9,858,112 shares Series B1 preferred stock.

NOTE 9 - STOCKHOLDERS' EQUITY

The Company has eleven classes of stock: Common stock, Series A1 preferred stock, Series A2 preferred stock, Series A3 preferred stock, Series A4 preferred stock, Series C1 preferred stock, Series C2 preferred stock, Series C3 preferred stock and Series C4 preferred stock, Series B1 preferred stock and Series B2 preferred stock. The Company is authorized to issue 105,118,599 shares of common stock with a par value of $0.0001 per share and 82,834,429 shares of total preferred stock with a par value of $0.0001 per share. Of the 5,881,781 common shares outstanding as of December 31, 2022, 3,524,706 are restricted stock awards that have restrictions on transferability.

Series B Preferred Stock

On July 29, 2022, the Company issued 28,788,031 shares of Series B2 preferred stock in exchange for $35,000,000. Simultaneously, $9,588,283 of principal and accrued interest on outstanding convertible notes were converted into 9,858,112 shares of Series B1 preferred stock (see Note 9), and $2,746,613 of principal and accrued interest on outstanding notes payable were converted into 2,259,099 shares of Series B2 preferred stock (see Note 8).

NOTE 9 - STOCKHOLDERS' EQUITY (CONTINUED)

Dividends

Holders of preferred stock are entitled to receive dividends prior and in preference to the payment of any dividend on the common stock of the Company. If declared by the Company's Board of Directors, the dividend payable on each class of stock is calculated as if each series of stock was converted into common stock. Such dividends are not cumulative. After payment to the holders of preferred stock, any additional dividends are to be distributed among all holders of common stock. No dividends were declared as of December 31, 2022.

Liquidation Preference

In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of Series B preferred stock are entitled to receive, prior and in preference to any distributions to holders of common stock and holders of Series A and Series C preferred stock, an amount equal to one-and-a-half times the original preferred stock issue price per share, or $1.4589 for Series B1 preferred and $1.8237 for Series B2 preferred. After Series B preferred stockholders are paid their preference, then the remaining preferred stockholders would receive preferential payments as follows: $0.31 for Series A1 preferred, $0.50 for Series A2 preferred, $0.8259 for Series A3 preferred, $1.21 for Series A4 preferred, $0.23 for Series C1 preferred, $0.16 for Series C2 preferred, $0.25 for Series C3 preferred, $1.03 for Series C4 preferred, and all declared but unpaid dividends, if any, on such share. The amount remaining available for distribution after payment to the preferred stockholders is to be distributed ratably to the holders of common stock.

Conversion

Any shares of preferred stock may be converted at any time into fully paid and non-assessable shares of common stock. The number of shares of common stock to which a holder of preferred shares shall be entitled upon conversion shall be the product obtained by multiplying the preferred conversion rate, defined as dividing the original preferred issue price per share of $0.31 for Series A preferred, $0.50 for Series A2 preferred, $0.8259 for Series A3 preferred, $1.21 for Series A4 preferred, $0.23 for Series C1 preferred, $0.16 for Series C2 preferred, $0.25 for Series C3 preferred, $1.03 for Series C4 preferred, $0.9726 for Series B1 preferred, and $1.2158 for Series B2 preferred. Such conversion prices are subject to adjustment as set forth in the Company's corporate documents. Mandatory conversion of preferred stock into common stock at the preferred conversion rate is required upon either a closing of the sale of shares of common stock to the public at a price of at least $2.43 resulting in at least $50,000,000 of gross proceeds, or upon the consent of at least 50% of the then outstanding shares of each subseries of preferred stock.

NOTE 9 - STOCKHOLDERS' EQUITY (CONTINUED)

Voting Rights

Holders of common stock have the right to one vote per share. Holders of preferred stock have the right to one vote for each share of common stock into which such share of preferred stock could then be converted.

NOTE 10 - STOCK-BASED COMPENSATION

Stock Option and Grant Plan

The Company may issue up to 9,944,103 non-qualified stock options, restricted stock awards, unrestricted stock awards or restricted stock units to officers, employees, directors, consultants, advisors, manufacturers, distributors, brokers and other key persons of the Company. The Company may also issue incentive stock options to employees only.

There were no incentive stock options, restricted or unrestricted stock awards or restricted stock units awarded during 2022. As of December 31, 2022, 3,524,706 total shares of restricted stock awards were issued and fully vested. There were no unrestricted stock awards, restricted stock units or incentive stock options granted as of December 31, 2022. Compensation expense related to restricted stock awards vested during 2022 amounted to $12,600 and is included within general and administrative expenses on the accompanying statement of operations.

The following table summarizes the activity during the year ended December 31, 2022 for non-qualified stock options:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term
Outstanding at January 1, 2022	4,116,806	$ 0.68	
Granted	199,496	1.21	
Exercised	(195,441)	0.12	
Forfeited	(311,436)	1.03	
Outstanding at December 31, 2022	3,809,425	$ 0.85	7.1 years
Exercisable at December 31, 2022	1,486,581	$ 0.54	

NOTE 10 - STOCK-BASED COMPENSATION (CONTINUED)

Stock Option and Grant Plan (Continued)

The non-qualified stock options expire after ten years and vest over four or five years with the vesting period commencing on the grant date. In the event that an optionee's employment terminates or services to the Company cease, such optionee may exercise the vested and exercisable portion of stock options on the earlier of six months if due to death or disability or thirty days if such termination or cessation of services provided to the Company is due to any other reason.

Stock option valuation model assumptions used for grants during 2022 are as follows:

Expected volatility	120%
Expected term (years)	6.25
Risk-free interest rate	3.96%
Dividend yield	0%
Grant date fair value of options granted	$0.21

At December 31, 2022, there were 453,192 non-qualified stock options granted to an officer of the Company that vest upon one investor of the Company receiving a 300% return on its investment. None of the options vested during the year and as such no compensation expense was recorded.

Grant Date Fair Value of Options

Management estimates the fair value of each unit option award on the date of the grant using Black-Scholes option pricing model presented in the table above. Weighted-average values are disclosed for certain inputs which incorporate a range of assumptions. The Company utilized the practical expedient for the current price input of equity-classified share-based awards under the private company alternative. Expected volatilities are based on an average of comparable public companies' volatilities. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for the period within the contractual life of the options is based on the U.S. Treasury yield curve in effect at the time of grant.

The options vest equally over a period of four to five years from the start date as defined and are exercisable in equal installments over the same vesting period and have an exercise period that cannot exceed 10 years from the date of the grant.

NOTE 10 - STOCK-BASED COMPENSATION (CONTINUED)

Grant Date Fair Value of Options (Continued)

Stock-based compensation expense related to the stock compensation plan was $45,408 during the year. As of December 31, 2022, there was approximately $134,000 of total unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2.2 years.

Common Stock Warrants

In connection with extending the maturity date of notes payable (see Note 8), the Company granted the noteholders with common stock warrants that provide for the issuance of up to 4,883,815 shares of common stock at an exercise price of $0.9726 per share. The common stock warrants have a contractual term of ten years and are immediately exercisable. The grant date fair value of the common stock warrants amounted to $1,010,334 which has been recorded as interest expense on the accompanying consolidated statement of operations.

Common stock warrant valuation model assumptions used for the warrants granted during 2022 are as follows:

Expected volatility	120%
Expected term (years)	5.5
Risk-free interest rate	2.94%
Dividend yield	0%
Grant date fair value of warrants granted	$0.21

Grant Date Fair Value of Common Stock Warrants

Management estimates the fair value of the common stock warrants on the date of the grant using Black-Scholes option pricing model presented in the table above. Weighted-average values are disclosed for certain inputs which incorporate a range of assumptions. The Company utilized the practical expedient for the current price input of equity-classified share-based awards under the private company alternative. Expected volatilities are based on an average of comparable public companies' volatilities. The expected term of warrants granted represents the period of time that warrants granted are expected to be outstanding. The risk-free rate for the period within the contractual life of the warrants is based on the U.S. Treasury yield curve in effect at the time of grant.

NOTE 11 - LEASES

The Company leases manufacturing space in Anaheim, California, which is classified as an operating lease. A lease exists when a contract or part of a contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In determining whether a lease exists, the Company considers whether a contract provides both: (a) the right to obtain substantially all of the economic benefits from the use of the identified asset and (b) the right to direct the use of the identified asset.

The Company's lease includes base rental periods and expires on July 31, 2025.

The Company's manufacturing facility lease include a combination of fixed and variable payments. Fixed payments are generally included when measuring the right-of-use assets and lease liabilities. Variable payments are generally excluded from such measurement and expensed as incurred. The lease is coupled with an arrangement to provide other services, such as maintenance, or may require the Company to make other payments on behalf of the lessor related to the leased asset, such as payments for common charges, taxes or insurance. As permitted by ASC 842, the Company has elected to account for these non-lease components together with the associated lease component. This election has been made for each of the Company's asset classes.

The measurement of right-of-use assets and lease liabilities requires the Company to estimate appropriate discount rates. To the extent the rate implicit in the lease is readily determinable, such rate is utilized. However, based on information available at the lease commencement for the Company's lease, the rate implicit in the lease is not known. In these instances, the Company utilizes the practical expedient that allows a lessee to use a risk-free rate as the discount rate.

Lease Expense

The following table summarizes the composition of lease expense for the year ended December 31, 2022:

Operating Lease Expense	$ 198,996

Weighted-Averages:	Operating Lease
Weighted-average remaining lease term (in years)	2.5
Weighted-average discount rate	2.82%

NOTE 11 - LEASES (CONTINUED)

Lease Expense (Continued)

The following table reconciles future minimum lease payments on an undiscounted cash flow basis to lease liabilities reported on the consolidated balance sheet as follows:

Years Ending December 31,	Operating Lease
2023	$ 467,985
2024	484,364
2025	288,232
	1,240,581
Less: Amount of lease payments representing interest	(43,272)
Present Value of Future Minimum Lease Payments	$ 1,197,309

NOTE 12 - DEFINED CONTRIBUTION 401K PLAN

The Company maintains a defined contribution 401(k) plan (the "Plan"), covering substantially all employees. The Plan provides for discretionary safe harbor matching contributions of employees' voluntary contributions up to 4% of earnings, as defined in the Plan. Contributions to the Plan by the Company amounted to approximately $117,000 for the year ended December 31, 2022.

NOTE 13 - CONCENTRATIONS AND CONTINGENCIES

Major Customers

Three customers accounted for approximately 24%, 13%, and 10% of sales for the year, and two of these three customers accounted for approximately 11% and 10% of the Company’s accounts receivable, respectively, before the allowance for variable consideration at December 31, 2022.

NOTE 13 - CONCENTRATIONS AND CONTINGENCIES (CONTINUED)

Major Suppliers

Five suppliers accounted for approximately 19%, 13%, 12%, 12%, and 11% of total purchases for the year. Management believes there are other suppliers that could be substituted should its current major suppliers become unavailable.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company had cash deposits with JPMorgan Chase Bank that were in excess of the FDIC insured limit amounting to approximately $1,962,000 at December 31, 2022. Management has concluded the excess does not represent a material risk based on the creditworthiness of the counterparties.

Paycheck Protection Loans

On April 9, 2020 as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), the Company applied for, and on April 10, 2020 received, $411,127 under the Paycheck Protection Loan Program (PPP). On July 7, 2021, the Company received a notice from the Small Business Administration confirming that $411,127 had been forgiven as authorized by Section 1106 of the CARES Act. The Company's forgiveness of the PPP loan is subject to audit by government agencies and potential recapture should the conditions or provisions not be deemed to have been met. As of December 31, 2022, there are no such audits occurring or pending.

NOTE 14 - INCOME TAXES

The Company is taxed as a C corporation for federal, state and local income tax purposes. At December 31, 2022, there was no provision for current or deferred income taxes.

NOTE 14 - INCOME TAXES (CONTINUED)

The components of the deferred tax assets and liabilities are summarized as follows at December 31, 2022:

Deferred Tax Assets:	
Net operating loss carryforward	$ 14,321,160
Accounts receivable reserve	68,835
Inventories	20,822
Intangible assets	314,359
Accrued expenses	56,795
Stock-based compensation	99,206
Valuation allowance	(13,643,020)
Total Deferred Tax Assets	$ 1,238,157
Deferred Tax Liabilities:	
Property and equipment	$ 1,238,157
Total Deferred Tax Liabilities	$ 1,238,157

At December 31, 2022, the Company has available federal net operating loss carryforwards of approximately $53,701,000, of which approximately $3,179,000 expire between 2035 and 2037 and $50,522,000 carry forward indefinitely. The valuation allowance increased by approximately $4,069,000 in 2022.

NOTE 15 - GOING CONCERN

The Company has incurred recurring net losses and cash outflows from operations for each of the years since its formation, as planned by management. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management plans include improved margins and decreased cash outflows from operations as a result of efficiencies in connection with their acquisition of the manufacturing facility (see Note 2). Management also plans to continue aggressive growth by acquiring new customers through increased marketing and promotional efforts. Because it is not possible at this time to predict the outcome of management's efforts, substantial doubt was not alleviated regarding the ability of the Company to continue as a going concern during the ensuing year.

NOTE 16 - SUBSEQUENT EVENTS

In July 2023, the Company issued subordinated convertible notes to existing investors in exchange for $6,250,000. The convertible notes bear interest at a rate of 14.4% per annum and mature 120 days from the commencement date. The notes may be extended for an additional 245 days provided that the interest rate during the extension period shall be 20% per annum. The noteholders were granted stock warrants that provide for the issuance of up to 2,467,508 shares series B2 preferred stock at an exercise price of $0.01 per share. The warrants have a contractual term of ten years. Upon the commencement of the extension period, the Company shall cause the warrants to be modified to increase the aggregate number of warrant shares in an amount equal to 96% percent of the principal amount of the lenders note divided by $1.2158, or the original issuance price of the series B2 preferred stock.

In July 2023, the Company entered into a settlement agreement with its financial advisor to pay fees amounting to $1,900,000 in connection with the Series B capital raise that occurred in July 2022. The amount is included in accrued expenses on the accompanying consolidated balance sheet at December 31, 2022.

Subsequent events have been evaluated through August 2, 2023, which is the date the consolidated financial statements were available to be issued.